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                          SKYTEL COMMUNICATIONS, INC.


     Effective July 23, 1999 the directors of SkyTel Communications, Inc., a Delaware corporation (the "Corporation"), adopted the following resolution::

     By-law Amendment
     ----------------

     WHEREAS, Section 212 of the DGCL provides greater flexibility in the voting process for stockholders of the Corporation than does Section 8 of the Corporation's by-laws;

     WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interest of the Corporation and its stockholders to permit voting by telephone and electronic transmission as permitted under Section 212 of the DGCL.

     NOW, THEREFORE BE IT RESOLVED, that Section 8 of the Corporation's By-laws be and hereby is amended and restated in its entirety to read as follows:

     "Section 8. Voting. Except as otherwise provided by law or by the Certificate of Incorporation, each stockholder shall be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of the Corporation on the record date for the meeting. Each stockholder entitled to vote at a meeting of stockholders may vote in person or by a proxy. A stockholder may authorize another person or persons to act for him as proxy by (i) executing a writing authorizing another person or persons to act for him as proxy (such execution may be accomplished by the stockholder or his authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature), or
     (ii) transmitting or authorizing the transmission of a telegram, cablegram, internet, interactive voice response system or other means of electronic transmission (including by telephone) to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram, internet, interactive voice response system or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, internet transmission, interactive voice response system or other electronic transmission was authorized by the stockholder. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law. When a quorum is present at any meeting, the vote of the holders of a majority of the stock which has voting power present in person or represented by proxy and which has actually voted shall decide any question properly brought before such meeting, except the election or removal of Directors or as otherwise provided in these By-Laws, the Certificate of Incorporation or a Preferred Stock Designation. With respect to any election or questions required to be decided by any class of stock voting as a class,
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     the vote of the holders of a majority of such class of stock present in person or by proxy and which actually voted shall decide any such election or question;"